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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                                 Schedule 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 7)

                              ---------------------

                                DANA CORPORATION
                            (Name of Subject Company)

                              ---------------------

                                DANA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                    (including the Associated Series A Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   235811 10 6
                      (CUSIP Number of Class of Securities)

                              ---------------------

                            Michael L. DeBacker, Esq.
                  Vice President, General Counsel and Secretary
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                             Adam O. Emmerich, Esq.
                               David C. Karp, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                  The purpose of this amendment is to amend and supplement Items 8 and 9 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by Dana Corporation, a Virginia corporation, on July 22, 2003, as thereafter amended, and to add additional Exhibits and revise the Exhibit Index accordingly.

Item 8.           Additional Information to be Furnished.
                  --------------------------------------

                  Item 8 is hereby amended by adding the following paragraphs to the end of such Section:

         Arvin Meritor and the Offeror were granted leave to amend their complaint in the State Action by order of the court dated as of August 4, 2003.

         On August 1, 2003, the United States District Court for the Western District of Virginia dismissed without prejudice pursuant to the plaintiff's request for voluntary dismissal the purported derivative action purportedly filed by Roger Ryan, on behalf of himself and all others similarly situated. A copy of the court order is attached hereto as Exhibit (a)(15) and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(15).

         On August 14, 2003, the Company initiated an action in the Court of Common Pleas of Lucas County, Ohio, against ArvinMeritor, Inc. and Delta Acquisition Corp. A copy of the Company's complaint is attached hereto as Exhibit (a)(16) and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(16).


Item 9.           Exhibits.
                  --------

Exhibit No.        Description
-------------      -------------------------------------------------------------
  (a) (15)         Order of the United States District Court for the Western
                   District of Virginia, dated August 1, 2003, dismissing action purportedly filed by Roger Ryan, on behalf of himself and all others similarly situated, on July 15, 2003

  (a) (16) Complaint filed by Dana Corporation on August 14, 2003 in the Court of Common Pleas of Lucas County, Ohio

  (a) (17) Information posted on the Dana Corporation website on August 14, 2003 regarding a telephone number for inquiries about the Offer






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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               DANA CORPORATION

                                               By: /s/ Joseph M. Magliochetti
                                                  ------------------------------
                                               Joseph M. Magliochetti
                                               Chairman of the Board and
                                               Chief Executive Officer

                                               Dated:  August 15, 2003



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


                                INDEX OF EXHIBITS

Exhibit No.        Description
------------       -------------------------------------------------------------
  (a) (15)         Order of the United States District Court for the Western
                   District of Virginia, dated August 1, 2003, dismissing action purportedly filed by Roger Ryan, on behalf of himself and all others similarly situated, on July 15, 2003

  (a) (16) Complaint filed by Dana Corporation on August 14, 2003 in the Court of Common Pleas of Lucas County, Ohio

  (a) (17) Information posted on the Dana Corporation website on August 14, 2003 regarding a telephone number for inquiries about the Offer



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